UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 31 August, 2022
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
ENCLOSURES:
Sens Announcement dated 31 August 2022: Publication of Sasol’s suite of annual reports

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(
Sasol
or the
Company
)
PUBLICATION OF SASOL’S SUITE OF ANNUAL REPORTS
The following reports covering Sasol’s financial year ended 30 June 2022 have been published on the Sasol website:
1. Integrated Report;
2. Sustainability Report;
3. Climate Change Report;
4. Annual financial statements; and
5. Annual report on Form 20-F.
Sasol’s annual financial statements for the year ended 30 June 2022, on which
PricewaterhouseCoopers Inc. expressed an unmodified opinion, were published on 23 August
2022.
Sasol's annual report on Form 20-F, which includes the annual financial statements for the year ended 30 June 2022 and contain no changes to the version published on 23 August 2022, was filed with the United States (US) Securities and Exchange Commission (SEC) today and is available on the SEC’s website at
https://www.sec.gov/.
Copies of all the aforementioned reports can be obtained free of charge by downloading copies from the Company’s website, https://www.sasol.com/investor-centre or by requesting copies from
Sasol Investor Relations by means of either:
- an e-mail to
investor.relations@sasol.com; or
- written correspondence posted to Private Bag X10014, Sandton, South Africa.
31 August 2022
Johannesburg
Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 31 August, 2022 By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary